UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 18, 2026, the board of directors and the audit committee of J-Star Holding Co., Ltd. (the “Company”) approved a transaction pursuant to which the Company will convert the full outstanding loan made by Chiang Yu-Ning (the “Lender”), a family member of our Chief Executive Officer and a director, Mr. Jing-Bin Chiang (“Mr. Chiang”), to Goal Beyond Limited, a subsidiary of the Company on or around December 13, 2025, in the principal amount of US$8.2 million into class A ordinary shares (the “Class A Ordinary Shares”) of the Company at a conversion price of US$4.00 per share (the “Conversion Price”) (the “Conversion”). The Conversion Price is greater than: (i) the closing price of the Company’s Class A ordinary shares, as reflected on Nasdaq.com, immediately (May 15, 2026) preceding May 18, 2026; and (ii) the average closing price of the Parent Company’s Class A ordinary shares, as reflected on Nasdaq.com, for the five (5) trading days (between May 11, 2026 to May 15, 2026) immediately preceding May 18, 2026.

The transaction was reviewed by the board of directors and the audit committee as a related party transaction and was disclosed in the Company’s Form 20-F (File No. 001-42767) filed with the Securities and Exchange Commission on April 30, 2026. In connection with the approval of the transaction, Mr. Chiang disclosed his interest in the transaction to the board of directors and the audit committee prior to their respective approvals.

Based on the full conversion of the loan amount at US$4.00 per share, the Company expects to issue 2,050,000 Class A Ordinary Shares (the “Conversion Shares”). The Lender has directed that the Conversion Shares shall be held by Mr. Chiang directly. Following the Conversion, Mr. Chiang will hold 2,050,000 Class A Ordinary Shares directly and 6,097,183 Class B Ordinary Shares, consisting of 1,209,091 Class B Ordinary Shares held directly and 4,888,092 Class B Ordinary Shares held indirectly, representing approximately 81.88% of the total voting power.

This Report on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-292611) and shall be a part of such registration statement from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026	J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

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